SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended    December 31, 2004

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________ to __________

Commission file number    1-724

Table of Contents

  A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:   PVH Associates Investment Plan for Hourly Associates and PVH Associates Investment Plan for Salaried Associates
  B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 200 Madison Avenue, New York, New York 10016
    Supplemental Schedule

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:  PVH Associates Investment Plan for Hourly Associates and PVH Associates Investment Plan for Salaried Associates

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 200 Madison Avenue, New York, New York 10016

 SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLANS

Date:  June 27, 2005

By

/s/ Pamela N. Hootkin

Pamela N. Hootkin, Member of

Administrative Committee

Financial Statements

Years ended December 31, 2004 and 2003

Contents

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Report of Independent Registered Public Accounting Firm

F-2

Statements of Net Assets Available for Benefits

F-3

Statements of Changes in Net Assets Available for Benefits

F-4

Notes to Financial Statements

F-5

Supplemental Schedule

F-11

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Report of Independent Registered Public Accounting Firm

F-13

Statements of Net Assets Available for Benefits

F-14

Statements of Changes in Net Assets Available for Benefits

F-15

Notes to Financial Statements

F-16

Supplemental Schedule

F-23

[Letterhead of Ernst & Young LLP]

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

May 31, 2005

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments, at fair value (Notes A and E):
Investments held by State Street Bank:
Stable Value Funds	$1,283,428	$ –
Mutual Funds	4,434,194	–
Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	2,480,733	–
Investments held by UMB Trust:
Money Market Funds	–	1,309,488
Mutual Funds	–	4,088,029
Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	–	1,861,558
Participant loans receivable	324,232	307,731
Contributions receivable	42,286	55,890
Net assets available for benefits	$8,564,873	$7,622,696

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2004	2003

Additions
Contributions:
Employer, net of forfeitures	$ 364,146	$ 357,685
Employees	773,914	732,825
Rollovers	31,754	14,745
Loan repayments, interest	16,263	16,289
	1,186,077	1,121,544
Interest and investment income	188,945	117,293
Total additions	1,375,022	1,238,837

Deductions
Payments to participants	1,520,257	381,038
Other disbursements	–	34,145
Transfer out	55,057	18,827
Total deductions	1,575,314	434,010

Net realized and unrealized appreciation of investments	1,142,469	1,260,912
Net increase	942,177	2,065,739

Net assets available for benefits at beginning of year	7,622,696	5,556,957
Net assets available for benefits at end of year	$8,564,873	$7,622,696

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Notes to Financial Statements

December 31, 2004

A.  Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the “Company”) Associates Investment Plan for Hourly Associates (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

The Plan was amended effective January 1, 2002 in order to comply with changes permitted or required by the Economic Growth and Tax Relief Reconciliation Act of 2001 and to modify certain administrative provisions.  Following the issuance of a favorable determination letter by the Internal Revenue Service (IRS), the Plan was amended again on September 24, 2003 to comply with IRS requests pertaining to its continuous tax-qualified status.

Change in Trustee and Recordkeeper

Effective January 1, 2004, the Plan’s Trustee changed from UMB Bank (the “Predecessor Trustee”) to State Street Bank (the “Trustee” or “Successor Trustee”).  Subsequent to 2004, on January 1, 2005, Wells Fargo acquired Strong Retirement Plan Services and as a result, Wells Fargo Retirement Solutions became the “Recordkeeper” and Wells Fargo Bank became the “Trustee”.

Master Trust

The Phillips-Van Heusen Corporation Associates Investment Plans Master Trust (the “Master Trust”) was established for the investment of the Company’s Common Stock Fund.  The Plan is one of three plans participating in the Master Trust.

General

The Plan is a defined contribution plan covering hourly production, warehouse, distribution and U.S. retail field employees of the Company who are at least age 21 or older, have completed at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week.  Effective September 24, 2003, the Plan covers leased employees.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

A.  Description of the Plan (continued)

Contributions

Participants may contribute up to 25% of pre-tax annual compensation, limited to $13,000 and $12,000 per annum in 2004 and 2003, respectively.  The Company matches 100% of the first 2% of eligible compensation that a participant contributed to the Plan plus 25% of the next 4% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested.  Participants become 25%, 50%, 75% and 100% vested in Company contributions after two, three, four and five years of service, respectively.  Upon death, permanent disability or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of eight investment options.  Effective July 1, 2004, three new investment options were added to the Plan, for a total of eleven options.  A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

The Company contributions are invested in any fund offered by the Plan as elected by the participant.  However, existing balances contributed to the Company’s Common Stock Fund as of March 31, 1999 were required to remain in the fund until participants reach the age of 55 or older.  Effective December 30, 2004, all restrictions on Company Match invested in the PVH Stock Fund were removed and participants are allowed to transfer all Company Match monies to other investment options in the Plan.

A.  Description of the Plan (continued)

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral.  The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%.  Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.  At December 31, 2004, $0 was held by the Plan as forfeitures of non-vested or partially vested, terminated employees.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

B.  Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the Company.

B.  Significant Accounting Policies (continued)

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market prices or at fair value as determined by the trustee.  Purchases and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.  The Master Trust holds the investments in Employers Common Stock.  The Plan shares in the Master Trust interest and investment income based upon its participants’ shares of the Master Trust net assets available for benefits.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

C.  Transactions with Parties-in-Interest

During the years ended December 31, 2004 and 2003, the Master Trust purchased 15,616 and 12,631, respectively, of the Company’s common stock and received $168,641 and $172,798, respectively, from the Company as payment of dividends on its common stock.  The AIP Master Trust also sold 64,342 and 25,016 shares of the Company’s common stock during the years ended December 31, 2004 and 2003, respectively.

D.  Investments

During 2004 and 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation in Fair Value of Investments
	2004	2003

Common stock – Employer Company Fund	$ 860,690	$ 630,863
Shares of registered investment companies	281,779	630,047
	$ 1,142,469	$1,260,910

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003

Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	$2,480,733	$1,861,558
Barclays Global Equity Index Fund	898,194	740,748
Dodge & Cox Balanced Fund	1,121,353	977,177
Dreyfus Appreciation Fund	1,084,372	1,081,689
Strong Advisor Bond	566,455	689,906
Strong Stable Value	*	1,309,488
Wells Fargo Stable Return	1,283,428	*
Strong Advisor Small Cap Value	433,318	399,403
Shares of registered companies representing less than 5%	330,503	199,106

* Investment represented less than 5% of the Plan’s net assets at this time.

E. Non Participant-Directed Investments

The following schedule depicts activity within the Master Trust as of December 31, 2003 and for the year then ended.  The Master Trust consisted of participant directed investments along with all non-participant directed investments through December 30, 2004, at which date all restrictions on these funds were eliminated.  Changes in the Phillips-Van Heusen Corporation Associates Investment Plans Master Trust net assets held during the year ended December 31, 2003 were as follows:

December 31, 2003
Net assets:
Phillips-Van Heusen common stock	$20,279,641
Strong Money Market Fund	752,382
Other	2,617
$21,034,640

Year ended December 31, 2003
Net assets at beginning of year	$13,884,372
Changes in net assets:
Contributions	1,207,958
Loan repayments, interest	8,056
Loan repayments, principal	52,457
Earnings and net realized and unrealized depreciation in fair value	7,302,014
Distributions to participants	(913,378)
Transfers to participant directed investments	(506,839)
Net assets at end of year	$21,034,640

F.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its  qualification.  The Plan has been amended since receiving the determination letter and a new determination letter has been applied for.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Supplemental Schedule

EIN: 13-1166910

Plan No: 012

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

Year ended December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value

Strong Retirement Plan Services	Barclays Global Equity Index; 79,627.0998 shares	$ 898,194
Strong Retirement Plan Services	Dodge & Cox Balanced Fund; 14,131.7243 shares	1,121,353
Strong Retirement Plan Services	Dreyfus Appreciation Fund; 28,027.1997 shares	1,084,372
Strong Retirement Plan Services	Oakmark International Fund; 12,753.6277 shares	269,485
Strong Retirement Plan Services	Strong Advisor Small Cap Value; 14,738.7011 shares	433,318
Strong Retirement Plan Services	Strong Advisor Bond; 51,077.9729 shares	566,455
Strong Retirement Plan Services	Calamos Growth Fund; 458.4748 shares	24,290
Strong Retirement Plan Services	Royce Opportunity Fund; 1,063.4742 shares	14,154
Strong Retirement Plan Services	Dodge & Cox Income Fund; 1,758.0639 shares	22,574
Strong Retirement Plan Services	Wells Fargo Stable Value Fund; 34,683.3959 shares	1,283,427
Strong Retirement Plan Services	PVH Associates Investment Plan Master Trust; 1,332,913.1734 units	2,480,733
Strong Retirement Plan Services	Loan Fund; 324,232 units maturity dates through: 2019, interest rates: 5% to 10.5%	324,232
Total investments held by State Street Bank		$8,522,587

 [Letterhead of Ernst & Young LLP]

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

May 31, 2005

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments, at fair value (Notes A and E):
Investments held by State Street Bank:
Stable Value Funds	$ 10,331,420	$ –
Mutual Funds	62,079,054	–
Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	28,041,243	–
Investments held by UMB Trust:
Money Market Funds	–	9,166,738
Mutual Funds	–	53,035,123
Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	–	19,150,217
Participant loans receivable	1,542,866	1,392,026
Contributions receivable	321,907	344,323
Net assets available for benefits	$102,316,490	$83,088,427

See notes to financial statements.

 Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2004	2003

Additions
Contributions:
Employer, net of forfeitures	$ 2,705,468	$ 2,827,401
Employees	6,988,960	6,739,272
Rollovers	1,581,526	1,289,381
Transfers in	54,924	18,827
Other income	25,570	34,440
Loan repayments, interest	83,392	97,367
	11,439,840	11,006,688
Interest and investment income	2,507,519	1,222,688
Total additions	13,947,359	12,229,376

Deductions
Payments to participants	8,478,070	4,541,465
Total deductions	8,478,070	4,541,465

Net realized and unrealized appreciation of investments	13,758,774	15,508,465
Net increase	19,228,063	23,196,376

Net assets available for benefits at beginning of year	83,088,427	59,892,051
Net assets available for benefits at end of year	$102,316,490	$83,088,427

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Notes to Financial Statements

December 31, 2004

A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the “Company”) Associates Investment Plan for Salaried Associates (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

The Plan was amended effective January 1, 2002 in order to comply with changes permitted or required by the Economic Growth and Tax Relief Reconciliation Act of 2001 and to modify certain administrative provisions. Following the issuance of a favorable determination letter by the Internal Revenue Service (IRS), the Plan was amended again on September 24, 2003 to comply with IRS requests pertaining to its continuing tax-qualified status.

Change in Trustee and Recordkeeper

Effective January 1, 2004, the Plan’s Trustee changed from UMB Bank (the “Predecessor Trustee”) to State Street Bank (the “Trustee” or “Successor Trustee”).  Subsequent to 2004, on January 1, 2005, Wells Fargo acquired Strong Retirement Plan Services and as a result, Wells Fargo Retirement Solutions became the “Recordkeeper” and Wells Fargo Bank became the “Trustee”.

Master Trust

The Phillips-Van Heusen Corporation Associates Investment Plans Master Trust (the “Master Trust”) was established for the investment of the Company’s Common Stock Fund.  The Plan is one of three plans participating in the Master Trust.

General

The Plan is a defined contribution plan covering salaried or clerical employees of the Company who are at least age 21 or older, have completed at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

A.  Description of the Plan (continued)

Contributions

Participants may contribute up to 25% of pre-tax annual compensation, limited to $13,000 and $12,000 per annum in 2004 and 2003, respectively.  The Company matches 100% of the first 2% of eligible compensation that a participant contributed to the Plan plus 25% of the next 4% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

Vesting

Amounts attributed to employee contributions and the allocated earnings thereon are immediately vested.  Participants become 25%, 50%, 75% and 100% vested in Company contributions and the allocated earnings thereon after two, three, four and five years of service, respectively.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of eight investment options.  Effective July 1, 2004, three new investment options were added to the Plan, for a total of eleven options.  A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

The Company contributions are invested in any fund offered by the Plan as elected by the participant.  However, existing balances contributed to the Company’s Common Stock Fund as of March 31, 1999 were required to remain in the fund until participants reach the age of 55 or older.  Effective December 30, 2004, all restrictions on Company Match invested in the PVH Stock Fund were removed and participants are allowed to transfer all Company Match monies to other investment options in the Plan.

A. Description of the Plan (continued)

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.  At December 31, 2004, $6,986 was held by the Plan as forfeitures of non-vested or partially vested, terminated employees and was used to reduce company match contributions for the 12/29/04 payroll.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the Company.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market price or at fair value as determined by the trustee. Purchase and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.  The Master Trust holds the investments in Employers Common Stock.  The Plan shares in the Master Trust interest and investment income based upon its participants’ shares of the Master Trust net assets available for benefits.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. Transactions with Parties-in-Interest

During the years ended December 31, 2004 and 2003, the Master Trust purchased 15,616 and 12,631 shares, respectively, of the Company’s common stock and received $168,641 and $172,798, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 64,342 and 25,016 shares of the Company’s common stock during the years ended December 31, 2004 and 2003, respectively.

D.  Investments

During 2004 and 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation in Fair Value of Investments
	2004	2003

Common stock – Employer Company Fund	$ 9,639,765	$ 6,608,041
Shares of registered investment companies	4,119,009	8,900,421
	$13,758,774	$15,508,462

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003

Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	$28,041,243	$19,150,217
Barclays Global Equity Index Fund	7,568,399	6,627,301
Dodge & Cox Balanced Fund	16,216,647	13,846,853
Dreyfus Appreciation Fund	16,729,719	17,094,795
Oakmark International	5,472,485	*
Strong Advisor Small Cap Value	8,303,214	6,591,793
Strong Advisor Bond	5,431,252	5,005,410
Strong Stable Value	*	9,166,738
Wells Fargo Stable Return	10,331,420	*
Shares of registered companies representing less than 5%	2,357,338	3,868,971

* Investment represented less than 5% of the Plan’s net assets at this time.

E. Non Participant-Directed Investments

The following schedule depicts activity within the Master Trust as of December 31, 2003 and for the year then ended.  The Master Trust consisted of participant directed investments along with all non-participant directed investments through December 30, 2004, at which date all restrictions on these funds were eliminated. Changes in the Phillips-Van Heusen Corporation Associates Investment Plans Master Trust net assets held  during the year ended December 31, 2003 were as follows:

December
31, 2003

Net assets:
Phillips-Van Heusen common stock	$20,279,641
Strong Money Market Fund	752,382
Other	2,617
$21,034,640

Year ended December
31, 2003

Net assets at beginning of year	$13,884,372
Changes in net assets:
Contributions	1,207,958
Loan repayments, interest	8,056
Loan repayments, principal	52,457
Earnings and net realized and unrealized depreciation in fair value	7,302,014
Distributions to participants	(913,378)
Transfers to participant directed investments	(506,839)
Net assets at end of year	$21,034,640

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

F.  Income Tax Status (continued)

qualification.  The Plan has been amended since receiving the determination letter and a new determination letter has been applied for.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

G.  Transfer Out

The prior Recordkeeper proposed a reallocation of assets among the plans in the predecessor Master Trust in 2001 by adjusting the opening balances.  A final determination on the correct reallocation was made in March 2002 when the assets in the predecessor Master Trust were distributed to separate trusts for the plans and the Recordkeeper conversion process was complete.  This transfer out adjustment was made to reflect this reallocation.

Supplemental Schedule

EIN: 13-1166910

Plan No: 007

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

Year ended December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value

Strong Retirement Plan Services	Barclays Global Equity Index Fund; 670,957.3096 shares	$ 7,568,399
Strong Retirement Plan Services	Dodge & Cox Balanced Fund; 204,368.5818 shares	16,216,647
Strong Retirement Plan Services	Dreyfus Appreciation Fund; 432,404.2106 shares	16,729,719
Strong Retirement Plan Services	Oakmark International; 258,991.2722 shares	5,472,485
Strong Retirement Plan Services	Strong Advisor Small Cap Value; 282,422.2362 shares	8,303,214
Strong Retirement Plan Services	Strong Advisor Bond; 489,743.1744 shares	5,431,252
Strong Retirement Plan Services	Calamos Growth; 22,844.7578 shares	1,210,315
Strong Retirement Plan Services	Royce Opportunity Fund; 42,861.4376 shares	570,486
Strong Retirement Plan Services	Dodge & Cox Income; 44,901.6084 shares	576,537
Strong Retirement Plan Services	Wells Fargo Stable Return Fund 279,196.6501 shares	10,331,420
Strong Retirement Plan Services	PVH Associates Investment Plan Master Trust; 15,066,734.9621 units	28,041,243
Strong Retirement Plan Services	Loan Fund; 1,542,866 units, maturity dates through: 2019, interest rates: 5% to 10.5%	1,542,866
Total investments held by State Street Bank		$101,994,583

EXHIBIT INDEX

Exhibit No.

23.1

Consent of Independent Auditors (Associates Investment Plan for

Hourly Associates)

23.2

Consent of Independent Auditors (Associates Investment Plan for

Salaried Associates)